Exhibit 21.1

SUBSIDIARIES

Legal Name	State of Organization
Electriq Power, Inc.	Delaware
Parlier Home Solar, LLC	California
Santa Barbara Home Power Program, LLC	California
Electriq Microgrid Services LLC	Delaware